SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Rule 13d-101)

LENNAR CORPORATION

(Name of Issuer)

CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

526057302

(CUSIP Number)

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 813 -8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 526057302	13D	Page 2 of 10 pages

1.	NAME OF REPORTING PERSON MP ALPHA HOLDINGS LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,097,327
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,097,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,097,327
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.6%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 526057302	13D	Page 3 of 10 pages

1.	NAME OF REPORTING PERSON MP ALPHA HOLDINGS LLLP INVESTMENT TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 526057302	13D	Page 4 of 10 pages

1.	NAME OF REPORTING PERSON THE MILLER CHARITABLE FUND, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 531,073
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 531,073

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,073
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 526057302	13D	Page 5 of 10 pages

1.	NAME OF REPORTING PERSON THE MILLER CHARITABLE FUND, LLLP INVESTMENTS TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 526057302	13D	Page 6 of 10 pages

1.	NAME OF REPORTING PERSON LMM FAMILY CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,628,400
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,628,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,628,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 526057302	13D	Page 7 of 10 pages

1.	NAME OF REPORTING PERSON MARITAL TRUST I CREATED UNDER LEONARD MILLER AMENDED AND RESTATED REVOCABLE TRUST AGREEMENT DATED JUNE 8, 2001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 526057302	13D	Page 8 of 10 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by adding at the end of the text responding to paragraphs (a) - (b) the following:

MP Alpha Holdings LLLP Investments Trust and The Miller Charitable Fund, LLLP Investments Trust each has been dissolved in accordance with its terms and the shares it owned have been retransferred to the applicable one of MP Alpha Holdings LLLP and The Miller Charitable Fund, LLLP. This did not affect the number of shares beneficially owned by MP Alpha Holdings LLLP or The Miller Charitable Fund, LLLP, because they were treated as beneficial owners of the shares while they were held by MP Alpha Holdings LLLP Investments Trust and The Miller Charitable Fund, LLLP Investments Trust.

In 2016, Marital Trust I transferred the voting interest in LMM Family Corp. to Stuart Miller, who already shared voting power with regard to Lennar Corporation Class B common stock indirectly owned by LMM Family Corp. As a result of that transfer, Marital Trust I is no longer the beneficial owner of any Class B common stock.

On November 27, 2017, Lennar Corporation issued a stock dividend of one share of Class B common stock for each share of Class A common stock or Class B common stock that was outstanding on November 10, 2017. That stock dividend had the effect of increasing the number of shares, but reducing the percentage of the class, beneficially owned by each of MP Alpha Holdings LLLP, The Miller Charitable Fund LLLP and LMM Family Corp. as follows:

Reporting person	Shares beneficially owned before stock dividend	Shares beneficially owned after stock dividend	Percentage of class beneficially owned before stock dividend	Percentage of class beneficially owned after stock dividend
MP Alpha	20,683,654	21,097,327	66.1%	58.6%
Miller Charitable Fund	520,660	531,073	1.7%	1.5%
LMM Family Corp.	21,204,314	21,628,400	67.7%	60.1%

CUSIP No. 526057302	13D	Page 9 of 10 pages

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Bernstein, his true and lawful attorney-in-fact and agent, with full power of substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file those amendments and all exhibits to them and other documents to be filed in connection with them with the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2017

MP ALPHA HOLDINGS LLLP
By:	LMM Family Corp.
its general partner

By:	/s/ Stuart A. Miller
Stuart A. Miller
President

MP ALPHA HOLDINGS LLLP INVESTMENTS TRUST

By:	/s/ Stuart A. Miller
Stuart A. Miller
Trustee

LMM FAMILY CORP.

By:	/s/ Stuart A. Miller
Stuart A. Miller
President

CUSIP No. 526057302	13D	Page 10 of 10 pages

MARITAL TRUST I CREATED UNDER THE LEONARD MILLER AMENDED AND RESTATED REVOCABLE TRUST AGREEMENT DATED JUNE 8, 2001

By:	/s/ Stuart A. Miller
Stuart A. Miller
Trustee

THE MILLER CHARITABLE FUND, LLLP
By:	LLM Family Corp.
its general partner

By:	/s/ Stuart A. Miller
Stuart A. Miller
President

THE MILLER CHARITABLE FUND LLLP
INVESTMENTS TRUST

By:	/s/ Stuart A. Miller
Stuart A. Miller
Trustee